Via Facsimile and U.S. Mail
Mail Stop 6010


							July 11, 2005


Parker W. Rush
President and Chief Executive Officer
Republic Companies Group, Inc.
222 Delaware Avenue, Suite 900
Wilmington, Delaware 19801

Re:	Republic Companies Group, Inc.
	Amendment #1Registration Statement on Form S-1
	Filed June 27, 2005
      File Number 333-124758

Dear Mr. Rush:

	We have reviewed your filing and have the following comment. Please provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM S-1

Notes to Consolidated and Combined Financial Statements

Note (2) Organization and Acquisition, Page F-11
1. We have reviewed your response to comment number 48. Please cite the specific accounting literature used by management to justify recording the "discounted present value of the future underwriting profits embedded in the acquired unearned premium reserves, plus the investment earnings associated with the assets supporting the unearned premium reserve and resulting loss reserves" as an asset upon acquisition.



*	*	*

	Please furnish a cover letter with your supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jason Lawson at (202) 551-3666 or Kevin
Woody
at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	T. Mark Kelly
	Vinson & Elkins L.L.P.
	First City Tower
	1001 Fannin Street, Suite 2300
	Houston, Texas 77002